SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 March 2015

Tidjane Thiam to step down
Successor to be announced shortly

Prudential plc today announces that Tidjane Thiam, Group Chief Executive, has informed the Board of his intention to step down this year from his role as CEO and from the Board. Mr Thiam has agreed to join Credit Suisse as CEO.

Paul Manduca, Chairman of Prudential, said: "Tidjane has been one of the most exceptional leaders in Prudential's long and illustrious history. From leading the group through the financial crisis at the end of the last decade, first as CFO and then as CEO, to shaping an Asia-focused strategy that has seen Prudential grow into an ever more successful UK-based financial services business, he has been a great servant to the company and all its stakeholders in his seven years on our Board.

"Although the Board will be sorry to see him go, we understand his desire to take on a new challenge with another global leader in a different part of the financial services sector, headquartered in Switzerland, and we wish him every success in his new role.

"As would be expected of a FTSE 100 company, the Board is always focused on succession planning and a process has already examined a range of external and internal candidates. We are fortunate to have a very strong management team across the Group and we have identified a successor and expect to be able to announce a new CEO once the regulatory approval process has been completed."

Tidjane Thiam said: "It has been a privilege and a pleasure to lead one of the iconic companies in UK financial services. We have successfully navigated some challenging times, including the global financial crisis, and have emerged with four profitable and strongly cash-generative businesses.

"Prudential in Asia has more than doubled in size and profitability since 2009 and is a clear leader in insurance in the world's most populous and dynamic region. In the US, Jackson National Life has become market leader in variable annuities while diversifying its product mix and remitting substantial cash to the Group.

"Our traditional UK life business has performed robustly, while M&G has grown into one of the largest and most successful asset managers in Europe.

"All of that has been achieved as a result of the dedication and teamwork of the Group leadership and our talented people around the world and it has been an honour to lead them. There are no words that could adequately express my gratitude to Prudential's people.

 "In the meantime, I will maintain my focus on ensuring Prudential remains in good shape and I look forward to presenting our 2015 Q1 results in May and attending my final AGM as CEO shortly thereafter."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Tidjane Thiam
Tidjane Thiam is Group Chief Executive of Prudential plc, Britain's largest publicly traded insurance company, with substantial businesses in Asia, the US and the UK.

Tidjane began his career with McKinsey in Paris and New York before returning to his native Côte d'Ivoire, where he was the cabinet minister in charge of the country's economic development.

Returning to France, he became a partner with McKinsey before joining British insurance company Aviva in 2002. He came to Prudential as CFO in 2008, becoming CEO in 2009.

Tidjane is an independent non-executive director of 21st Century Fox, the US-based media and entertainment group. He is on the Council of the Overseas Development Institute, the Africa Progress Panel chaired by Kofi Annan, the UK-ASEAN Business Council and the Strategic Advisory Group on UK Trade and Investment.

He is a member of the British Prime Minister's Business Advisory Group, was Chairman of the Association of British Insurers from 2012 to 2014 and was appointed Chairman of the G20 High Level Panel for Infrastructure Investment in 2011. He is a Chevalier of the French Légion d'Honneur.

Regulatory Disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Mr. Thiam has confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent annual report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20F filed with the US Securities and Exchange Commission.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan Porter

Alan Porter
Group Company Secretary